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                                                                   EXHIBIT 99.D7

            [LETTERHEAD OF INTERNATIONAL ASSOCIATION OF MACHINISTS
                        AND AEROSPACE WORKERS, AFL-CIO]

LODGE No. 2312

To        Board of Directors, MDT Corporation           DATE     July 3, 1996

FROM      Local No. 2312, International Association     SUBJECT  Getinge Offer
          of Machinists and Aerospace Workers

We, the Negotiating Committee for the International Association of Machinists and Aerospace Workers Local No. 2312, are writing this letter in reference to the current offer of $4.50 per share for the outstanding stock of MDT Corporation by Getinge Industrier, AB.

We represent over 200 workers and the five of us on the Negotiating Committee have 104 combined years of service with the Company. We feel that we should provide our viewpoint, via our Board of Directors, regarding the proposed merger to the shareholders as they decide whether or not to tender their stock in favor of this merger. This important decision is not just about money, it is also about jobs and families, and we thought that we could shed some light on our perspective, from the "inside".

From our perspective, we have experienced first-hand the decline of what was once a profitable business to the struggling business of today. We know that our customer base is shrinking, the demand for new equipment is declining, that ever-increasing price pressure has driven profits down, and that our factory is over-capacity. As a result, we have seen our co-workers laid-off and felt the impact it has had on their families.

Even in light of the above listed conditions, we firmly believe that combined with Getinge, we could win more market share from our competition and become profitable once again. This merger would provide us with additional products and channels of distribution to increase our factory's run rate. We are up to these challenges and strongly believe the merger with Getinge would give us the best possible opportunity to secure our futures.

So, to sum-up our perspective from within the factory, the shares of MDT stock owned by Local 2312 have been unanimously voted to be tendered by the membership in favor of the merger with Getinge. It should also be noted that an overwhelming majority of the membership have [sic] tendered their personal shares bought through their 401K plan or personal brokers. These shares were tendered at a loss in an effort to give us the opportunity to work for and secure our future and that of our families. As you know, we were elected to represent our members to the best of our ability and we believe, in all fairness, that this perspective should also be made public as part of the shareholder's consideration of this merger. We, the Negotiating Committee, request that you communicate this letter to our shareholders.

We welcome your questions or concerns as well as those of our shareholders and can be reached via (716) 272-5046.

Thank you for listening to our perspective and for your consideration.

/s/ Dave Murphy   /s/ Dan O'Coyne (S.P.) /s/ Steve Posick   /s/ Mike Belanger
Dave Murphy       Dan O'Coyne            Steve Posick       Mike Belanger
President         Vice President         Chief Steward      Committeeman

/s/ Mike Flanagan (S.P.)
Mike Flanagan
Committeeman